Exhibit 3.1

ARTICLES OF INCORPORATION

OF

TOUCHSTONE BANCSHARES, INC.

Article 1

The name of the corporation is Touchstone Bancshares, Inc. (the “Corporation”).

Article 2

The Corporation has the authority to issue sixty million (60,000,000) shares of capital stock, which shall be divided into classes and shall have the following designations, preferences, limitations and relative rights:

A. Common Stock. One class shall consist of fifty million (50,000,000) shares of common stock, with a par value of $.01 per share, designated “Common Stock,” which shares shall, except as specifically granted to any other class of stock set forth below, be entitled to unlimited voting rights in regard to the Corporation and to receive the net assets of the Corporation upon dissolution.

B. Preferred Stock. One class shall consist of ten million (10,000,000) shares of preferred stock, designated “Preferred Stock,” which shares may be issued in one or more series and shall have such designations, powers, preferences, rights, qualifications, limitations and restrictions as determined by the Board of Directors of the Corporation under the provisions of Section 14-2-601 of the Georgia Business Corporation Code, as amended (the “Code”), or any successor statute.

No shareholder of any stock of the Corporation shall have preemptive rights. There shall be no cumulative voting by the shareholders of the Corporation.

Article 3

The street address of the initial registered office of the Corporation is Suite 3100, Promenade II, 1230 Peachtree Street, N.E., Atlanta, Georgia, 30309-3592, located in Fulton County, and the name of the registered agent of the Corporation at such address is Robert C. Schwartz.

Article 4

The name and address of the incorporator is William R. Short, 3434 Howell Street, Suite B, Duluth, Georgia 30096.

Article 5

The mailing address of the initial principal office of the corporation is 3434 Howell Street, Suite B, Duluth, Georgia 30096.

Article 6

A. The number of directors of the Corporation shall be fixed from time to time by resolution of the Board of Directors; provided, however that the number of directors fixed by the Board of Directors shall not be less than three or more than twenty-five.

B. The Board of Directors shall be classified, with respect to the time for which they severally hold office, into three classes, designated as Class I, Class II and Class III, as nearly equal in number as possible. At the first annual shareholders’ meeting following the date of incorporation of the Corporation (the “Initial Meeting”), (i) the Class I directors shall be elected for a term expiring at the first annual meeting of shareholders following the Initial Meeting, (ii) the Class II directors shall be elected for a term expiring at the second annual meeting of shareholders following the Initial Meeting, and (iii) the Class III directors shall be elected for a term expiring at the third annual meeting of shareholders following the Initial Meeting, with each member of each Class to hold office until his or her successor is elected and qualified. At each annual shareholders’ meeting after the Initial Meeting, the successors of the Class of directors whose terms expire at such meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

C. Directors may not be removed from office by shareholders without cause.

D. The affirmative vote of the holders of at least 75% of the total number of votes entitled to be cast by the holders of all of the shares of capital stock of the Corporation then entitled to vote generally in the election of directors shall be required to amend, alter, change or repeal, or to adopt any provision as part of these Articles of Incorporation inconsistent with, this Article 6. The holder of each share of capital stock entitled to vote thereon shall be entitled to cast the same number of votes as the holder of such shares is entitled to cast generally in the election of directors.

Article 7

Directors and officers of the Corporation shall be indemnified as of right to the fullest extent now or hereafter permitted by law in connection with any actual or threatened action, suit or proceedings, civil, criminal, administrative, investigative or other (whether brought by or in the right of the Corporation or otherwise) arising out of their service to the Corporation or to another organization at the request of the Corporation, or because of their positions with the Corporation. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the board of directors of the Corporation. The Corporation may purchase and maintain insurance to protect itself and any such director, officer or other person against any liability, cost or expense asserted against or incurred by him in respect of such service, whether or not the Corporation would have the power to indemnify him against such liability by law or under the provisions of this paragraph. The provisions of this paragraph shall be applicable to persons who have ceased to be directors or officers, and shall inure to the benefit of the heirs, executors and administrators of persons entitled to indemnity hereunder.

Article 8

To the extent allowable pursuant to O.C.G.A. §14-2-202(b)(4), as it now exists or may hereafter be amended, no directors of this Corporation shall be personally liable to the Corporation or its shareholders for any breach of duty of care or other duty as a director. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

Article 9

In discharging the duties of their respective positions and in determining what is believed to be in the best interests of the Corporation, the board of directors, committees of the board of directors, and individual directors, in addition to considering the effects of any action on the Corporation or its shareholders, may consider the interests of the employees, customers, suppliers, and creditors of the Corporation and its subsidiaries, the communities in which offices or other establishments of the Corporation and its subsidiaries are located, and all other factors such directors consider pertinent; provided, however, that this Article shall be deemed solely to grant discretionary authority to the directors and shall not be deemed to provide to any constituency any right to be considered.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation, this 30th day of March, 2007.

/s/ William R. Short
William R. Short, Incorporator